UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29530/December 15, 2010

_____
In the Matter of   :
                                        :
EATON VANCE CREDIT OPPORTUNITIES   :
    FUND   :
Two International Place   :
Boston, MA 02110   :
                                        :
(811-21820)   :
                                        :
_____:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Eaton Vance Credit Opportunities Fund filed an application on
September 3, 2010, and amended on October 28, 2010, requesting
an order under section 8(f) of the Act declaring that it has
ceased to be an investment company.

On November 19, 2010, a notice of filing of the application was
issued (Investment Company Act Release No. 29502). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be
issued unless a hearing was ordered. No request for a hearing
has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, as amended, that
applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in
effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                                Florence E. Harmon
                                Deputy Secretary